UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SCHOOL SPECIALTY, INC.

(Exact name of the registrant as specified in its charter)

Delaware	000-24385	39-0971239
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

W6316 Design Drive Greenville, Wisconsin		54942
(Address of principal executive offices)		(Zip code)

Kevin Baehler, Interim Chief Financial Officer Telephone: (920) 734-5712
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of School Specialty, Inc. (“School Specialty”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products that contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, collectively defined as the “covered countries.”  If, based on such inquiry, the registrant has no reason to believe that its necessary conflict minerals may have originated in a covered country, or if based on its RCOI the registrant reasonably believes that its necessary conflict minerals came from recycled or scrap sources, the registrant must disclose its reasonable country of origin inquiry and briefly describe the inquiry it undertook.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

a.

Reasonable Country of Origin Inquiry

In 2013, School Specialty manufactured educational science modules, sold through its CPO Science line of products, which incorporate an electronic component (the “CPO Electronic Component”).  The CPO Electronic Component may incorporate tin (solder to bind components to circuit boards, and potentially the leads of components), gold (used in some printed circuit boards), and tantalum (used in capacitors). The CPO Science line as a whole makes up less than 1% of School Specialty’s total sales, and the modules incorporating the CPO Electronic Component make up a fraction of that line.  In 2013, School Specialty also sold a line of products through its Califone division.  A group of products within this line of products incorporate similar electronic components (the “Califone Electronic Components”).  School Specialty may be deemed to contract to manufacture certain products within this group.  School Specialty estimates that these products make up less than 1% of its total sales.

School Specialty conducted a RCOI regarding the conflict minerals contained in the CPO Electronic Component and the Califone Electronic Components.  Based on the RCOI, School Specialty has no reason to believe that the necessary conflict minerals came from the Democratic Republic of the Congo or any adjoining countries. This RCOI included an inquiry of the vendor supplying the circuit board incorporated into the CPO Electronic Component and the manufacturers of the Califone Electronic Components and reviewing their responses and that provided by certain members of their supply chain.  School Specialty determined, based on its RCOI, that it did not have any further disclosure or reporting obligations with regard to its conflict minerals.

School Specialty has also disclosed this information on its publicly available Internet website, which is available at http://investors.schoolspecialty.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SCHOOL SPECIALTY, INC.

(Registrant)

By:  /s/ Kevin Baehler

Kevin Baehler

Interim Chief Financial Officer

June 2, 2014

(Date)